Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-90271

PROSPECTUS

                                5,231,443 SHARES

                              YOUNG & RUBICAM INC.

                                 COMMON STOCK

                              -------------------
     This is an offering of 5,231,443 shares of common stock of Young & Rubicam Inc.

     All of the 5,231,443 shares of common stock offered by this prospectus are being sold by the selling stockholders named in this prospectus. Young & Rubicam will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

     The last reported sale price of the common stock, which is listed on the New York Stock Exchange under the symbol "YNR", on November 17, 1999, was $48.13 per share.

     INVESTING IN COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             -------------------

                                                      Per
                                                     Share           Total
                                                  -----------   ---------------
 Public offering price ........................     $ 48.13     $251,763,194
 Underwriting discount ........................     $  1.56     $  8,181,977
 Proceeds to the selling stockholders .........     $ 46.56     $243,581,218

                             -------------------
     The underwriters may purchase up to an additional 284,000 shares from selling stockholders to cover over-allotments. Young & Rubicam has agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discount.

     The underwriters expect to deliver the shares in New York, New York on November 23, 1999.

                              -------------------
                          Joint Book-Running Managers

BEAR, STEARNS & CO. INC.
                         DONALDSON, LUFKIN & JENRETTE
                                                            SALOMON SMITH BARNEY
                              -------------------
BANC OF AMERICA SECURITIES LLC
          GOLDMAN, SACHS & CO.
                  ING BARINGS
                           MERRILL LYNCH & CO.
                                        MORGAN STANLEY DEAN WITTER
                                                      THOMAS WEISEL PARTNERS LLC

                The date of this prospectus is November 17, 1999

                              PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, especially the risks of investing in the common stock discussed under "Risk Factors."

YOUNG & RUBICAM INC.

       Young & Rubicam Inc. is the fifth largest consolidated marketing and communications organization in the world based on 1998 revenues. Since our founding 75 years ago, we have evolved from a single New York-based advertising agency to a diversified global marketing and communications company operating in 121 cities in 76 countries worldwide as of December 31, 1998. We operate through recognized market leaders, including:

       o Young & Rubicam Advertising, full-service advertising;

       o Dentsu Young & Rubicam, full-service advertising in the Asia/Pacific region;

       o The  Bravo  Group  and  Kang  &  Lee,   multi-cultural   marketing  and
         communications;

       o Wunderman Cato Johnson, direct marketing and sales promotion;

       o KnowledgeBase Marketing, customer relationship marketing;

       o Brand Dialogue, digital interactive branding and digital commerce;

       o The Media Edge, media planning, buying and placement services;

       o Burson-Marsteller, perception management and public relations;

       o Cohn & Wolfe, full-service public relations;

       o Landor Associates, branding consultation and design services; and

       o Sudler & Hennessey, healthcare communications.

       Our revenues in 1998 totaled $1.5 billion, representing a compound annual growth rate of 12.2% from 1994 to 1998.

       We are a single  agency  network,  allowing  us to  centrally  manage and utilize our resources. Through multi-disciplinary, client-focused teams, we provide clients with global access to fully integrated marketing and communications solutions. Among our approximately 5,500 client accounts are a number of large multinational organizations, including AT&T, Citibank, Colgate-Palmolive, Ford and Philip Morris. We have maintained long-standing relationships with many of our clients. The average length of relationship with our top 20 clients exceeds 20 years.

       Our mission is to be our clients' most valued business partner in building, leveraging, protecting and managing their brands for both short-term results and long-term growth. Consistent with our mission, we have developed an organizational and management structure designed to meet the diverse needs of our large global clients as well as the more specialized needs of our other clients. Our strategy combines this organizational and management structure with the pursuit of new business opportunities and continued investment in our business, personnel and superior consumer knowledge. As part of our strategy, we seek to provide clients with superior creative services and extensive research capabilities, including access to Y&R's proprietary research tool, BrandAsset Valuator.

       Our principal executive office is located at 285 Madison Avenue, New York, New York 10017, and our telephone number is (212) 210-3000.

STRATEGY

       Our strategy consists of the following key components:

       o INCREASE PENETRATION OF KEY CORPORATE ACCOUNTS

       o DEVELOP NEW CLIENT RELATIONSHIPS

       o LEVERAGE EXISTING GLOBAL NETWORK

       o CAPITALIZE ON EXISTING CAPABILITIES

       o UTILIZE SUPERIOR CONSUMER KNOWLEDGE AND BRAND INSIGHTS

       o CULTIVATE CREATIVE EXCELLENCE

       o IMPROVE OPERATING EFFICIENCIES

       o EXPAND CAPABILITIES THROUGH ACQUISITIONS AND INVESTMENTS

RECENT DEVELOPMENTS

       On September 21, 1999, we contributed $15 million and certain net assets of our Brand Dialogue operations in exchange for an ownership interest in Luminant Worldwide Corporation, or Luminant, a newly formed internet and e-commerce services firm that provides strategic consulting, content development and systems integration capabilities to its clients. Under the terms of the contribution agreement between Luminant and Y&R, we are eligible to receive future contingent consideration from Luminant in the form of non-voting shares of Luminant common stock and/or cash, at Luminant's discretion, based on the revenue and operating profit performance of the Brand Dialogue contributed assets for the period from July 1, 1999 through December 31, 1999 and on the consolidated performance of Luminant for the first six months of 2000. We recognized a net after-tax gain of approximately $42 million on the sale of the Brand Dialogue contributed assets in the third quarter of 1999.

       Effective August 2, 1999, the ownership and management structure of Dentsu Young & Rubicam, which we refer to as DY&R, was amended. The agreement resulted in our acquiring majority ownership in and operational control of all DY&R companies throughout principal markets in Asia, excluding Japan. In Japan, Dentsu has acquired a majority share. We paid approximately $6 million for the incremental ownership interest and in the first quarter of 2001, will pay $4 million and may pay contingent consideration of up to an additional $1.5 million in connection with this transaction, subject to DY&R's financial performance. Effective August 2, 1999, we commenced consolidating the results of DY&R for those markets where we hold a majority ownership interest. A preliminary allocation of the cost to acquire the additional interest in DY&R has been made based upon the fair value of the net assets.

       During the third quarter of 1999, we acquired Rainey Kelly Campbell Roalfe, a London-based advertising agency, and a majority ownership interest in The Banner Corporation, a European marketing communications firm specializing in the technology sector, and made several other acquisitions and equity investments for which the aggregate purchase price was approximately $43 million. Some of these transactions may require us to pay additional amounts as contingent consideration over a period not to exceed five years, based on company performance and the achievement of stipulated targets. All of these acquisitions were accounted for under the purchase method of accounting, and a preliminary allocation of the costs to acquire these entities has been made based on the fair value of the net assets. Since September 30, 1999, we have also acquired ownership interests in certain other entities. Cash payments made in connection with these transactions amounted to approximately $40 million.

       In the third quarter of 1999, we repurchased approximately 800,000 shares of common stock at an average price of $42.13 on the open market and in other transactions. From October 1, 1999 through November 12, 1999, we repurchased an additional approximately 1.0 million shares of common stock at an average price of $44.85 on the open market and in other transactions. This brings the total to 5.4 million shares repurchased under our existing 12 million share repurchase program. The shares are being purchased under this program principally in anticipation of exercises of outstanding employee stock options, and will likely be reissued to employees as options are exercised.

       In August 1999, we announced certain changes in our senior management team. Effective August 2, 1999, Ed Vick was named Chief Creative Officer and Tom Bell was named President and Chief Operating Officer of Young & Rubicam Inc. On January 1, 2000, Mr. Vick will become our Chairman and Mr. Bell will become our Chief Executive Officer, as Peter Georgescu, our current Chairman and Chief Executive Officer, assumes the role of Chairman Emeritus. As Chairman Emeritus, Mr. Georgescu will continue to be active in client work and on other key corporate initiatives.

                                 THE OFFERING

Common stock offered.....   5,231,443 shares

Common stock to be outstanding
 after the offering......   72,152,238 shares

                            This number excludes:

                            o 25,397,954  shares of common  stock  reserved  for
                              issuance upon the exercise of outstanding employee options at a weighted average exercise price of $14.14 per share;

                            o 33,915   shares  of  common  stock   reserved  for
                              issuance upon the exercise of outstanding options issued to investors in Y&R at a weighted average exercise price of $7.67 per share; and

                            o 20,500   shares  of  common  stock   reserved  for
                              issuance upon the exercise of options to be granted to employees of KnowledgeBase Marketing in connection with the acquisition of KnowledgeBase Marketing at an exercise price per share equal to the fair market value of the common stock on the date of grant.

                              Unless otherwise specified, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

Dividend  Policy.........     On September 15, 1999 we paid our second quarterly
                              cash dividend of $0.025 per share of common stock to all stockholders of record as of September 1, 1999.

Use  of  Proceeds........     We will not receive any of the  proceeds  from the
                              sale of common stock  offered by this  prospectus.
                              We expect to receive $19.4 million in cash in connection with the exercise by the H&F investors of options to purchase common stock.

New York Stock Exchange
 Symbol..................     YNR

     In connection with the offering, Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P., whom we refer to as the H&F investors, have notified Y&R that they intend to exercise options to purchase 2,530,260 shares of common stock for a total exercise price of $19.4 million and to sell an aggregate of 5,231,443 shares of common stock in this offering. Following the offering, the H&F investors will own no shares of Y&R, and accordingly the H&F investors will no longer have the right to nominate and have elected any members of Y&R's board of directors. See "Selling Stockholders." Prior to the offering, the H&F investors will distribute shares of common stock of Y&R to some of their limited partners and to individuals that control the H&F investors, so that following the offering those limited partners and individuals will beneficially own an aggregate of 2.1% of the outstanding shares of common stock.

RISK FACTORS

     For a discussion of risks that you should consider before buying shares of the common stock, see "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                          NINE MONTHS ENDED SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                          ------------------------------ -------------------------------------------
                                                1999           1998           1998           1997           1996
                                          --------------- -------------- -------------- -------------- -------------
                                                   (UNAUDITED)
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues ................................  $  1,226,686     $1,095,720     $1,522,464     $1,382,740    $1,222,139
Compensation expense, including
 employee benefits ......................       724,491        659,449        903,948        836,150       730,261
General and administrative expenses             359,498        324,783        455,578        463,936       391,617
Other charges (1) .......................            --        234,449        234,449         11,925        17,166
Recapitalization-related charges (1) ....            --             --             --             --       315,397
                                           ------------     ----------     ----------     ----------    ----------
 Operating expenses .....................     1,083,989      1,218,681      1,593,975      1,312,011     1,454,441
                                           ------------     ----------     ----------     ----------    ----------
Operating profit (loss) .................       142,697       (122,961)       (71,511)        70,729      (232,302)
Extraordinary charge for early
 retirement of debt (net of tax
 benefit of $2,834) .....................            --         (4,433)        (4,433)            --            --
Net income (loss) .......................  $    124,228     $ (113,328)    $  (86,068)    $  (23,938)   $ (238,311)
EARNINGS (LOSS) PER SHARE (2):
Basic:
 Income (loss) before extraordinary
   charge (2) ...........................  $      1.83      $    (1.84)    $    (1.34)    $    (0.51)
 Extraordinary charge ...................            --          (0.08)         (0.08)            --
                                           ------------     ----------     ----------     ----------
 Net income (loss) ......................  $      1.83      $    (1.92)    $    (1.42)    $    (0.51)
                                           ============     ==========     ==========     ==========
Diluted:
 Income (loss) before extraordinary
   charge (2) ...........................  $      1.50      $    (1.84)    $    (1.34)    $    (0.51)
 Extraordinary charge ...................            --          (0.08)         (0.08)            --
                                           ------------     ----------     ----------     ----------
 Net income (loss) ......................  $      1.50      $    (1.92)    $    (1.42)    $    (0.51)
                                           ============     ==========     ==========     ==========
WEIGHTED AVERAGE SHARES OUTSTANDING
 USED TO COMPUTE:
Basic ...................................    67,914,158     58,939,274     60,673,994     46,949,355
Diluted .................................    82,595,373     58,939,274     60,673,994     46,949,355

OTHER OPERATING DATA:
EBITDA (3) ..............................  $    194,232     $  154,549     $  223,548     $  139,375    $  147,221
Net cash provided by operating
 activities .............................        70,391         22,073        195,615        224,511       178,064
Net cash used in investing activities ...       211,705         39,260         99,683         67,142        76,094
Net cash provided by (used in)
 financing activities ...................       112,155        (75,444)      (136,242)       (98,667)      (12,614)
Capital expenditures ....................        53,947         34,784         76,378         51,899        51,792
International revenues as a % of
 total revenues .........................          45.8%          48.2%          49.1%          52.2%         53.3%

                                             AS OF
                                      SEPTEMBER 30, 1999
                                     --------------------
BALANCE SHEET DATA:
Total assets (4) ...................      $2,104,804
Total debt (5) .....................         344,422
Total stockholders' equity .........         289,571

                                                   (footnotes on following page)

-----------
(1) For a discussion of other charges and recapitalization-related charges for the years ended December 31, 1998, 1997 and 1996, see notes 4, 6 and 9 to the audited consolidated financial statements incorporated by reference in this prospectus.

(2) At September 30, 1999, Y&R had outstanding options to purchase 28,639,817 shares of common stock with a weighted average exercise price of $12.61 that could potentially dilute basic earnings per share in the future. For a discussion of options outstanding, see note 3 to the unaudited interim consolidated financial statements and note 18 to the audited consolidated financial statements incorporated by reference in this prospectus.

    Earnings per share for 1996 cannot be computed because Y&R's capital structure prior to its recapitalization in December 1996 consisted of both common shares and limited partnership units in predecessor entities. For a discussion of the recapitalization, see note 6 to the audited consolidated financial statements incorporated by reference in this prospectus.

(3) EBITDA is defined as operating profit (loss) before depreciation and amortization, other non-cash charges and recapitalization-related charges. EBITDA is presented because it is a widely accepted financial indicator and is generally consistent with the definition used for covenant purposes contained in Y&R's credit facilities; however, EBITDA may not be comparable to other registrants' calculation of EBITDA or similarly titled items. You should not consider EBITDA as an alternative to net income (loss) as a measure of operating results in accordance with generally accepted accounting principles or as an alternative to cash flows as a measure of liquidity. EBITDA for the nine months ended September 30, 1998 and for the year ended December 31, 1998 is before $234,449 of non-cash compensation charges related to the vesting of restricted stock taken at the time of our initial public offering. EBITDA for 1997 and 1996 is before $11,925 and $11,096, respectively, of non-cash charges primarily related to impairment write-downs which are included in other charges. For a discussion of other charges and recapitalization-related charges for the years ended December 31, 1998, 1997 and 1996, see notes 4, 6 and 9 to the audited consolidated financial statements incorporated by reference in this prospectus.

(4) Total assets as of September 30, 1999 include net deferred tax assets of $145,926 consisting primarily of federal, state and foreign net operating loss carryforwards.

(5) Total debt includes current and non-current loans and installment notes, which are discussed in notes 14 and 15 to the audited consolidated financial statements incorporated by reference in this prospectus.

                                 RISK FACTORS

     An investment in the common stock involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus, before buying shares of common stock.

WE HAVE RECENTLY INCURRED SUBSTANTIAL NET LOSSES.

       We reported net losses of $86.1 million for 1998 and $23.9 million for 1997. The net loss in 1998 includes a non-cash pre-tax compensation charge of $234.4 million recorded in connection with the vesting of restricted stock upon completion of our initial public offering, or IPO, in May 1998 and a $7.3 million pre-tax charge for unamortized deferred financing costs related to a credit facility that we replaced in connection with the IPO.

WE  MAY  HAVE  DIFFICULTY  COMPETING  IN  THE  HIGHLY  COMPETITIVE MARKETING AND
   COMMUNICATIONS INDUSTRY.

       The marketing and communications industry is highly competitive, and we expect it to remain so. Our principal competitors are large multinational marketing and communications companies, as well as numerous smaller agencies that operate in one or more countries or local markets. We must compete with these other companies and agencies to maintain existing client relationships and to obtain new clients and assignments. Some clients, such as U.S. governmental agencies, require agencies to compete for business at mandatory periodic intervals. We compete principally on the basis of the following factors:

       o creative reputation;

       o knowledge of media;

       o geographical coverage and diversity;

       o relationships with clients;

       o quality and breadth of services; and

       o financial controls.

       Recently, traditional advertising agencies also have been competing with major consulting firms, which have developed practices in marketing and communications. New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to marketing and communications issues faced by clients.

       When we represent a client, we do not necessarily handle all advertising or public relations for that client. In addition, the ability of agencies within marketing and communications organizations to acquire new clients or additional assignments from existing clients may be limited by the conflicts policy followed by many clients. This conflicts policy typically prohibits agencies from performing similar services for competing products or companies. Our principal international competitors are holding companies for more than one global advertising agency network. As a result, in some situations separate agency networks within these holding companies may be able to perform services for competing products or for products of competing companies. We have one global advertising agency network. Accordingly, our ability to compete for new advertising assignments and, to a lesser extent, other marketing and communications assignments, may be limited by these conflicts policies. Industry practices in other areas of the marketing and communications business reflect similar concerns with respect to client relationships.

WE MAY BE ADVERSELY  AFFECTED BY A DOWNTURN IN THE MARKETING AND  COMMUNICATIONS
   INDUSTRY, WHICH IS CYCLICAL.

       The marketing and communications industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. Our prospects, business, financial condition and results of operations may be materially adversely affected by a downturn in general economic conditions in one or more markets or changes in client business and marketing budgets.

WE MAY LOSE CLIENTS DUE TO CONSOLIDATION OF ACCOUNTS WITH OTHER GLOBAL MARKETING
   AND COMMUNICATIONS AGENCIES.

       We believe that large multinational companies will seek to consolidate their accounts with one organization that can fulfill their marketing and communications needs worldwide. We may not continue to benefit from this trend towards consolidation of global accounts. In addition, this trend towards consolidation of global accounts requires companies seeking to compete effectively in the international marketing and communications industry to make significant investments. These investments include additional offices and personnel around the world and new and improved technology for linking these offices and people. We are required to make significant capital expenditures for maintenance, expansion and upgrades of the computer networks that link our international network of employees and offices. To the extent that our competitors may have broader geographic scope or greater financial resources to invest in additional offices, personnel or technology, they may be better able than we are to take advantage of an opportunity for the consolidation of a global account. In those circumstances, our business and results of operations could suffer.

WE ARE  DEPENDENT  UPON,  AND RECEIVE A  SIGNIFICANT  PERCENTAGE OF OUR REVENUES
   FROM, A LIMITED NUMBER OF LARGE CLIENTS.

       A significant reduction in the marketing and communications spending by, or the loss of one or more of, our largest clients could weaken our financial condition and cause our business and results of operations to suffer. A relatively small number of clients contribute a significant percentage of our consolidated revenues. In 1998, our Key Corporate Accounts, or KCAs, contributed 48.6% of consolidated revenues, and our largest client account, Ford Motor Company, contributed 10.5% of consolidated revenues. Our dependence on revenues from these client accounts may increase in the future as we pursue our strategy of increasing penetration of existing large clients. In addition, clients' conflicts policies typically prohibit us from performing similar services for competing products or companies.

       These major clients, and our other clients, may not continue to use our services to the same extent, or at all, in the future. Most of our agreements with U.S.-based clients are cancelable on 90 days' notice, and our agreements with non-U.S. clients typically are cancelable on 90 to 180 days' notice. In addition, clients generally are able to reduce marketing and communications spending or cancel projects at any time for any reason.

WE MAY LOSE SOME OF OUR  EXISTING  CLIENTS  AND MAY NOT BE ABLE TO  ATTRACT  NEW
   CLIENTS FOR OUR MARKETING AND COMMUNICATIONS SERVICES.

       The loss of one or more of our largest clients could weaken our financial condition and cause our business and results of operations to suffer. Our success, like the success of other marketing and communications organizations, depends on our continuing ability to attract and retain clients. We have approximately 5,500 client accounts worldwide. Although historically we have maintained long-term relationships with many of our largest clients, clients may move their advertising and other communications assignments from agency to agency, or may divide their assignments among two or more agencies, with relative ease. In addition, in order to maintain and increase revenues, we must obtain new assignments in areas of our business that are project-based, such as the perception management and public relations business, and the branding consultation and design business. As is typical in the marketing and communications industry, we have lost or resigned client accounts and assignments, including Blockbuster Video, International Home Foods and Molson, for a variety of reasons, including conflicts with newly acquired clients. We may not be successful in replacing clients or revenues when a client significantly reduces the amount of work given to Y&R.

STRENGTHENING   OF   THE  U.S.  DOLLAR  AGAINST  OTHER  MAJOR  CURRENCIES  COULD
   MATERIALLY ADVERSELY AFFECT US.

       Our financial statements are denominated in U.S. dollars. In 1998, operations outside the United States represented 49.1% of our revenues. Currency fluctuations may give rise to translation gains or losses when financial statements of foreign operating units are translated into U.S.
dollars. Significant strengthening of the U.S. dollar against other major foreign currencies could harm our results of operations and weaken our financial position. With limited exceptions, we do not actively hedge our foreign currency exposure.

THE MARKET PRICE OF OUR  COMMON  STOCK MAY  DECLINE  DUE TO THE LARGE  NUMBER OF
   SHARES ELIGIBLE FOR FUTURE SALE.

       Following the offering, we will have 72,152,238 shares of common stock outstanding, substantially all of which will be eligible for sale in the public market without registration under the Securities Act, subject, in some cases, to compliance with the volume limitations, manner of sale provisions and other restrictions of Rule 144 under the Securities Act. Following the offering, and based upon information as of November 12, 1999, an aggregate of 23,203,868 shares of common stock and shares subject to options that are currently vested or will vest within 60 days of the date of this prospectus held by current or former employees of Y&R, whom we refer to as management investors, will be eligible for sale in the public market without registration under the Securities Act, subject, in some instances, to compliance with the volume limitations, manner of sale provisions and other restrictions of Rule 144 under the Securities Act.

       Following the offering, individuals and entities that control the H&F investors and some of the limited partners of the H&F investors will hold an aggregate of 1,508,777 shares of common stock that will be eligible for sale in the public market without registration under the Securities Act, subject, in the case of affiliates of the H&F investors who are currently members of our board of directors, to compliance with the volume limitations, manner of sale provisions and other restrictions of Rule 144 under the Securities Act. Of this number, 1,313,484 shares will be subject to the 90-day lock-up agreements described in this prospectus. An additional 187,432 shares of common stock are subject to a prohibition on sale under a limited partnership agreement with the H&F investors for 90 days from the date of this prospectus.

       Future sales of common stock, or the perception that future sales could occur, could adversely affect prevailing market prices for the common stock.

WE ARE   CONTROLLED  BY  OUR  PRINCIPAL   STOCKHOLDERS,   INCLUDING   MANAGEMENT
   STOCKHOLDERS, WHOSE INTERESTS MAY DIFFER FROM THOSE OF OTHER STOCKHOLDERS.

       A substantial percentage of our common stock is owned by management investors. All common stock held at any time by management investors is required to be deposited in a voting trust, which we refer to as the management voting trust, that is controlled by six members of Y&R's senior management, in their capacities as voting trustees. Following the offering, and based upon information as of November 12, 1999, this trust will hold voting power over 28.5% of the outstanding shares of common stock, assuming the exercise of all options held by the management investors that are currently vested or will vest within 60 days of the date of this prospectus. As a result, this voting trust will continue to be able to exercise substantial control over any matters requiring the vote of stockholders, including the election of directors, which could delay or prevent a change in control of Y&R. Furthermore, the vote of Peter A. Georgescu, or any other person duly elected chief executive officer of Y&R with the prior approval of the voting trust, will bind the voting trust unless he or his successor is outvoted by the five other voting trustees. As a result of the foregoing, Peter A. Georgescu or his successor will be able to exercise a significant degree of control over business decisions affecting Y&R. In addition, the management voting trust could delay or prevent a change in control of us. This voting trust will terminate no later than May 15, 2000. In the event that, following the termination of the voting trust, Y&R management continues to own collectively a significant percentage of the outstanding shares of common stock, management acting together will be able to exercise a significant degree of control over business decisions affecting Y&R.

       Following the offering, the H&F investors will own no shares of common stock of Y&R, and accordingly the H&F investors will no longer have the right to nominate and have elected any members of Y&R's board of directors.

OUR COMPETITIVE POSITION  DEPENDS  ON OUR  ABILITY  TO  ATTRACT  AND  RETAIN KEY
   MARKETING AND COMMUNICATIONS PERSONNEL.

       Our ability to maintain our competitive position depends on retaining the services of our senior management. The loss of the services of key members of senior management could harm our business and results of operations. In addition, our success has been, and is expected to continue to be, highly dependent upon the skills of our creative, research, media and account personnel and practice group specialists, and their relationships with our clients. Employees generally are not subject to employment contracts and are, therefore, typically able to move within the industry with relative ease. Although the agreement establishing the management voting trust and other stock option and restricted stock agreements contain non-competition and non-solicitation covenants, these covenants may not be effective in helping us retain qualified personnel. We may be adversely affected by the failure to retain qualified personnel.

       If we were unable to continue to attract and retain additional key personnel, or if we were unable to retain and motivate our existing key personnel, our prospects, business, financial condition and results of operations would be materially adversely affected.

WE ARE EXPOSED TO VARIOUS RISKS FROM OPERATING A MULTINATIONAL BUSINESS.

       If we were unable to remain in compliance with local laws in developing countries in which we conduct business, our prospects, business and results of operations could be harmed, and our financial condition could be weakened. We conduct business in various developing countries in Asia, Latin America, Eastern Europe and Africa, where the systems and bodies of commercial law and trade practices are evolving. Commercial laws in many of these countries are often vague, arbitrary, contradictory, inconsistently administered and retroactively applied. Under these circumstances, it is difficult for us to determine with certainty at all times the exact requirements of these local laws. In addition, the global nature of our operations poses various challenges to our management and our financial, accounting and other systems which, if not satisfactorily met, also could harm our prospects, business and results of operations and weaken our financial condition.

WE MAY NOT BE SUCCESSFUL IN IDENTIFYING  APPROPRIATE  ACQUISITION  CANDIDATES OR
   INVESTMENT   OPPORTUNITIES,   COMPLETING   ACQUISITIONS   OR  INVESTMENTS  ON
   SATISFACTORY TERMS OR INTEGRATING NEWLY ACQUIRED COMPANIES.

       Our business strategy includes increasing our share of clients' marketing expenditures by adding to or enhancing our existing marketing and communications capabilities, and expanding our geographic reach. We intend to implement this strategy in part by making acquisitions and investments. We may not be successful in identifying appropriate acquisition candidates or investment opportunities or consummating acquisitions or investments on terms satisfactory to us. In addition, we may not be successful in integrating any newly acquired companies into our existing global network. We may use common stock, which could result in dilution to purchasers of common stock, incur indebtedness, which may be long-term, expend cash or use any combination of common stock, indebtedness and cash for all or part of the consideration to be paid in future acquisitions. While we regularly evaluate potential acquisition opportunities, we have no present commitments, agreements or understandings with respect to any material acquisition.

WE  ARE  EXPOSED  TO  POTENTIAL  LIABILITIES, INCLUDING LIABILITIES ARISING FROM
   ALLEGATIONS THAT OUR CLIENTS' ADVERTISING CLAIMS ARE FALSE OR MISLEADING OR OUR CLIENTS' PRODUCTS ARE DEFECTIVE.

       From time to time, we may be, or may be joined as, a defendant in litigation brought against our clients by third parties, including our clients' competitors, governmental or regulatory bodies or consumers. These litigations could include claims alleging that:

       o advertising claims made with respect to our clients' products or services are false, deceptive or misleading;

       o    our clients' products are defective or injurious; or

       o marketing and communications materials created for our clients infringe on the proprietary rights of third parties.

       If, in those circumstances, we are not insured under the terms of our insurance policies or are not indemnified under the terms of our agreements with clients or this indemnification is unavailable for these claims, then the damages, costs, expenses or attorneys' fees arising from any of these claims could have an adverse effect on our prospects, business, results of operations and financial condition. In addition, our contracts with clients generally require us to indemnify clients for claims brought by competitors or others claiming that advertisements or other communications infringe on intellectual property rights. Although we maintain an insurance program, including insurance for advertising agency liability, this insurance may not be available, or if available may not be sufficient to cover any claim, if a significant adverse claim is made.

OUR COMPUTER SYSTEMS,  AND  THOSE OF  THIRD  PARTIES  ON WHOM WE  RELY,  MAY NOT
   ACHIEVE YEAR 2000 READINESS.

       We continue to work to resolve the potential impact of the year 2000 on the ability of our computer systems to accurately process information with dates later than December 31, 1999, or to process date-sensitive information accurately after the turn of the century (referred to as the "Year 2000" issue). We have modified or replaced all significant systems necessary for us to operate our business that we have identified as requiring Year 2000 remediation. We have completed the testing of all critical systems and continue working on finalizing tests for the non-critical systems. We are also dependent in part on third-party computer systems and applications, particularly with respect to such critical tasks as accounting, billing and buying, planning and paying for media, as well as on our own computer systems. We have performed tests of major systems in this category and have received assurances as to their readiness for compliance with the Year 2000 issue.

       While we believe our process is designed to be successful, because of the complexity of the Year 2000 issue and the interdependence of organizations using computer systems, it is possible that our efforts, or those of third parties with whom we interact, will not be satisfactorily completed in a timely fashion. Our failure to satisfactorily address the Year 2000 issue could have a material adverse effect on our prospects, business, financial condition and results of operations.

       The out-of-pocket costs incurred in the first nine months of 1999 for the Year 2000 issue were not material to consolidated results of operations and are expected to be immaterial for the year ended December 31, 1999. We have funded all identified remedial projects in connection with our program. We may experience cost overruns or delays as we replace or modify systems, however, which could have a material adverse effect on our prospects, business, financial condition and results of operations.

       We have completed the assessment and compliance testing phases and believe that the implementation phase of the Year 2000 readiness plan will be substantially completed during the fourth quarter. Contingency planning for critical business processes will continue through the fourth quarter, to seek to ensure a smooth migration into the year 2000.

THE  MARKET  PRICE  OF  THE  COMMON  STOCK  WILL  FLUCTUATE, AND COULD FLUCTUATE
   SIGNIFICANTLY.

       The market price of the common stock will fluctuate, and could fluctuate significantly, in response to various factors and events, including the following:

       o the liquidity of the market for the common stock;

       o differences between Y&R's actual financial or operating results and those expected by investors and analysts;

       o changes in analysts' recommendations or projections;

       o changes in marketing and communications budgets of clients;

       o new statutes or regulations or changes in interpretations of existing statutes and regulations affecting our business;

       o changes in general economic or market conditions; and

       o broad market fluctuations.

OUR ORGANIZATIONAL DOCUMENTS,  PROVISIONS  OF DELAWARE  LAW AND OUR  STOCKHOLDER
   RIGHTS PLAN MAY DELAY, DETER OR PREVENT A CHANGE IN CONTROL OF US.

       Various provisions of our organizational documents, and of the law of Delaware, where we are incorporated, may delay, deter or prevent a change in control of Y&R not approved by our board of directors. These provisions include:

       o a classified board of directors;

       o a requirement that no action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting;

       o a requirement that special meetings of stockholders be called only by the chairman of the board of directors or the board of directors;

       o advance  notice requirements for stockholder proposals and nominations;

       o limitations on the ability of stockholders to amend, alter or repeal provisions of our organizational documents;

       o authorization for the board of directors to issue without stockholder approval preferred stock with terms as the board of directors may determine; and

       o authorization for the board of directors to consider the interests of clients and other customers, creditors, employees and other constituencies of Y&R and its subsidiaries and the effect upon communities in which Y&R and its subsidiaries do business, in evaluating proposed corporate transactions.

       Section 203 of the Delaware general corporation law imposes restrictions on mergers and other business combinations between Y&R and any holder of 15% or more of the common stock. These restrictions generally do not apply to the H&F investors, their affiliates and any of their permitted transferees that acquire 15% or more of the outstanding common stock, who have been exempted from these restrictions by the board of directors.

       In addition, we have adopted a stockholder rights plan under which each holder of common stock also receives rights. Under the stockholder rights plan, if any person acquires beneficial ownership of 15% or more of the outstanding shares of common stock (with exceptions, including the management voting trust), that person will become an "acquiring person". As a result, holders of rights other than the acquiring person and some other transferees and related persons will be entitled to purchase shares of common stock at one-half their market price. In general, the H&F investors and any permitted transferee of the H&F investors that beneficially owns more than 15% of the outstanding common stock after a transfer from the H&F investors will not become an acquiring person unless they acquire additional shares of common stock under circumstances described in the stockholder rights plan. While the stockholder rights plan is designed to protect stockholders in the event of an unsolicited offer and other takeover tactics which, in the opinion of the board of directors, could impair Y&R's ability to represent stockholder interests, the provisions of the stockholder rights plan may render an unsolicited takeover of Y&R more difficult or less likely to occur or might prevent such a takeover.

       These provisions of our organizational documents, Delaware law and the stockholder rights plan, together with the control of 28.5% of the outstanding shares of common stock by the management voting trust upon completion of the offering (assuming the exercise of all options held by management investors that are currently vested or will vest within 60 days of the date of this prospectus and based upon information as of November 12, 1999), could discourage potential acquisition proposals and could delay, deter or prevent a change in control of Y&R, although a majority of Y&R's stockholders might consider these acquisition proposals, if made, to be desirable. These provisions also could make it more difficult for third parties to remove and replace the members of the board of directors. Moreover, these provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at prices above the then-current market price of the common stock, and may also inhibit increases in the market price of the common stock that could result from takeover attempts or speculation. In addition, some options issued to our employees contain change in control provisions that could have the effect of delaying, deterring or preventing a change in control of us.

OUR ACTUAL RESULTS  COULD  DIFFER   MATERIALLY   FROM  RESULTS   ANTICIPATED  IN
   FORWARD-LOOKING STATEMENTS WE MAKE.

       Some of the statements included or incorporated by reference in this prospectus are forward-looking statements. These forward-looking statements include statements in the "Young & Rubicam Inc.--Industry Trends" and "--Strategy" sections of this prospectus relating to trends in the advertising and marketing and communications industries, including anticipated advertising expenditures, and the growth thereof, in the world's advertising markets. These forward-looking statements also include statements relating to Y&R's performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of our Annual Report on Form 10-K for the year ended December 31, 1998 and Quarterly Reports on Form 10-Q for the first, second and third quarters of 1999. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by or on behalf of us. Forward-looking statements include statements regarding the intent, belief or current expectations of Y&R or its officers. Forward-looking statements include statements preceded by, followed by or that include forward-looking terminology such as "may," "will," "should," "believes," "expects," "anticipates," "estimates," "continues" or similar expressions.

       It is important to note that our actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include the following:

       o revenues received from clients, including under incentive compensation arrangements entered into by us with clients;

       o gains or losses of clients and client business and projects, as well as changes in the marketing and communications budgets of clients;

       o our ability to successfully integrate companies and businesses that we acquire;

       o the overall level of economic activity in the principal markets in which we conduct business and other trends affecting our financial condition or results of operations;

       o the impact of competition in the marketing and communications industry;

       o our liquidity and financing plans; and

       o risks   associated   with  our   efforts  to  comply   with  Year  2000
         requirements.

       All forward-looking statements included in this prospectus are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by or on behalf of us, in this prospectus or otherwise. In addition, the matters set forth above in this "Risk Factors" section constitute cautionary statements identifying important factors with respect to these forward-looking statements, including risks and uncertainties that could cause actual results to differ materially from those included in these forward-looking statements.

                             YOUNG & RUBICAM INC.

       Young & Rubicam Inc. ("Y&R") is the fifth largest consolidated marketing and communications organization in the world based on 1998 revenues. Since our founding 75 years ago, we have evolved from a single New York-based advertising agency to a diversified global marketing and communications company operating in 121 cities in 76 countries worldwide as of December 31, 1998. We operate through recognized market leaders including:

       o Young & Rubicam Advertising, full-service advertising;

       o Dentsu Young & Rubicam, full-service advertising in the Asia/Pacific region;

       o The  Bravo  Group  and  Kang  &  Lee,   multi-cultural   marketing  and
         communications;

       o Wunderman Cato Johnson, direct marketing and sales promotion;

       o KnowledgeBase Marketing, customer relationship marketing;

       o Brand Dialogue, digital interactive branding and digital commerce;

       o The Media Edge, media planning, buying and placement services;

       o Burson-Marsteller, perception management and public relations;

       o Cohn & Wolfe, full-service public relations;

       o Landor Associates, branding consultation and design services; and

       o Sudler & Hennessey, healthcare communications.

       Our revenues in 1998 totaled $1.5 billion, representing a compound annual growth rate of 12.2% from 1994 to 1998.

       We are a single  agency  network,  allowing  us to  centrally  manage and utilize our resources. Through multi-disciplinary, client-focused teams, we provide clients with global access to fully integrated marketing and communications solutions. Among our approximately 5,500 client accounts are a number of large multinational organizations, including AT&T, Citibank, Colgate-Palmolive, Ford and Philip Morris. We have maintained long-standing relationships with many of our clients. The average length of relationship with our top 20 clients exceeds 20 years.

       Our mission is to be our clients' most valued business partner in building, leveraging, protecting and managing their brands for both short-term results and long-term growth. Consistent with our mission, we have developed an organizational and management structure designed to meet the diverse needs of our large global clients as well as the more specialized needs of our other clients. Our strategy combines this organizational and management structure with the pursuit of new business opportunities and continued investment in our business, personnel and superior consumer knowledge. As part of our strategy, we seek to provide clients with superior creative services and extensive research capabilities, including access to Y&R's proprietary research tool, BrandAsset Valuator.

       In late 1992, we created the Key Corporate Account, or KCA, program to enhance the coordination of services sought by clients from both a global coverage as well as an integrated solutions perspective. KCAs are large global client accounts that, as a group, contribute the greatest share of our revenues and profits, and are served on a multinational basis by two or more of our businesses. Revenues from the client accounts designated as KCAs accounted for 48.6% of our consolidated revenues in 1998. In order to further strengthen client relationships and reward us for meeting or exceeding performance targets, we are working with KCAs to adopt incentive compensation arrangements that align our compensation with our performance and our clients' business performance.

INDUSTRY TRENDS

       The marketing and communications industry encompasses a wide range of services used to develop and deliver messages to both broad and targeted audiences through multiple communications channels. Several significant trends are changing the dynamics of the marketing and communications industries, including the following:

       o GROWTH IN UNITED STATES MARKETING AND COMMUNICATIONS MARKETS. Advertising expenditures in the United States have continued to grow, increasing from approximately $140 billion in 1993 to approximately $200 billion in 1998.

       o GROWTH OF INTERNATIONAL MARKETING AND COMMUNICATIONS MARKETS. Since 1986, non-U.S. advertising expenditures have grown more rapidly than U.S. expenditures and, according to industry sources, have increased from approximately 44% of worldwide expenditures in 1986 to approximately 52% in 1998.

       o INVESTMENT IN BRAND DEVELOPMENT. Over the last several years, advertisers have focused on the image or brand identity of their organizations, products and services in an effort to differentiate themselves from competitors and increase brand loyalty.

       o DEMAND FOR INTEGRATED SERVICE OFFERINGS. Demand has increased for globally integrated marketing and communications solutions as companies seek consistent and effective delivery of their messages through multiple communications channels and across a variety of geographic markets.

       o INCREASED EMPHASIS ON TARGETED MARKETING. The desire of companies to reach their target audiences and quantify the effectiveness of their communications has resulted in greater demand for customized direct marketing methods, such as database marketing, infomercials, in-store promotions and interactive programs.

STRATEGY

       Our strategy consists of the following key components:

       o INCREASE PENETRATION OF KEY CORPORATE ACCOUNTS. We believe that there are significant opportunities to increase our share of the marketing and communications expenditures of our KCAs by leveraging our global network to provide integrated services. In recent years, we have successfully increased our share of the marketing and communications expenditures of some KCAs. KCAs also have increased their use of multiple services offered by us over the same period. During 1998, our 20 largest KCAs used the capabilities of an average of five of our marketing and communications services.

       o DEVELOP NEW CLIENT RELATIONSHIPS. We believe that there are significant opportunities for future revenue and profit growth by providing services to new clients in targeted industry sectors and to those clients seeking to build and maintain global, regional and local brands. We have successfully used our integrated and global approach as an effective tool in winning new business.

       o LEVERAGE EXISTING GLOBAL NETWORK. With a worldwide presence in 76 countries as of December 31, 1998, we believe that we are well positioned to continue to benefit from the trend toward the globalization of client marketing and communications needs and the consolidation of those needs with a single global network.

       o CAPITALIZE ON EXISTING CAPABILITIES. We intend to continue the development of our existing capabilities into more visible and accessible client services. For example, we created our Brand
            Dialogue unit in 1997 by combining the existing interactive capabilities of Young & Rubicam Advertising and Wunderman Cato
            Johnson in the United States, Latin America, Europe and the Asia/Pacific region.

       o UTILIZE SUPERIOR CONSUMER KNOWLEDGE AND BRAND INSIGHTS. To assist our clients in building, leveraging, protecting and managing their brands, we have developed and are maintaining extensive knowledge of consumer brand perceptions. For example, we have developed BrandAsset Valuator, a proprietary database that reflects the perceptions of over 95,000 consumers in 32 countries on five continents. We believe that BrandAsset Valuator is the first global consumer study that provides an empirically derived model for how brands gain and lose their strength over time.

       o CULTIVATE CREATIVE EXCELLENCE. We intend to continue emphasizing the importance of creative marketing and communications. We have created numerous memorable marketing and communications programs for clients, including "The Softer Side of Sears," "Everybody Needs a Little KFC," "It's All Within Your Reach" for AT&T, "The Document Company" for Xerox and "Be All That You Can Be" for the United States Army. We have also performed identity and design assignments, including the creation of corporate identities, for Lucent Technologies, Netscape and the 2002 Salt Lake City Olympics.

       o IMPROVE OPERATING EFFICIENCIES. We believe that opportunities exist to improve operating efficiencies in order to expand margins and increase future profitability. For example, we have implemented initiatives that have both improved productivity and reduced compensation expense as a percentage of consolidated revenues.

       o EXPAND CAPABILITIES THROUGH ACQUISITIONS AND INVESTMENTS. In order to add new capabilities, enhance our existing capabilities and expand the geographic scope of our operations, we regularly evaluate and intend to pursue appropriate acquisition and investment opportunities. For example, in May 1999, we acquired KnowledgeBase Marketing, Inc., a provider of database and analytical services, in a stock and cash transaction valued at approximately $175 million.

                              RECENT DEVELOPMENTS

       On September 21, 1999, we contributed $15 million and certain net assets of our Brand Dialogue operations in exchange for an ownership interest in Luminant Worldwide Corporation, or Luminant, a newly formed internet and e-commerce services firm that provides strategic consulting, content development and systems integration capabilities to its clients. Under the terms of the contribution agreement between Luminant and Y&R, we are eligible to receive future contingent consideration from Luminant in the form of non-voting shares of Luminant common stock and/or cash, at Luminant's discretion, based on the revenue and operating profit performance of the Brand Dialogue contributed assets for the period from July 1, 1999 through December 31, 1999 and on the consolidated performance of Luminant for the first six months of 2000. We recognized a net after-tax gain of approximately $42 million on the sale of the Brand Dialogue contributed assets in the third quarter of 1999.

       Effective August 2, 1999, the ownership and management structure of Dentsu Young & Rubicam, which we refer to as DY&R, was amended. The agreement resulted in our acquiring majority ownership in and operational control of all DY&R companies throughout principal markets in Asia, excluding Japan. In Japan, Dentsu has acquired a majority share. We paid approximately $6 million for the incremental ownership interest and in the first quarter of 2001, will pay $4 million and may pay contingent consideration of up to an additional $1.5 million in connection with this transaction, subject to DY&R's financial performance. Effective August 2, 1999, we commenced consolidating the results of DY&R for those markets where we hold a majority ownership interest. A preliminary allocation of the cost to acquire the additional interest in DY&R has been made based upon the fair value of the net assets.

       During the third quarter of 1999, we acquired Rainey Kelly Campbell Roalfe, a London-based advertising agency, and a majority ownership interest in The Banner Corporation, a European marketing communications firm specializing in the technology sector, and made several other acquisitions and equity investments for which the aggregate purchase price was approximately $43 million. Some of these transactions may require us to pay additional amounts as contingent consideration over a period not to exceed five years, based on company performance and the achievement of stipulated targets. All of these acquisitions were accounted for under the purchase method of accounting, and a preliminary allocation of the costs to acquire these entities has been made based on the fair value of the net assets. Since September 30, 1999, we have also acquired ownership interests in certain other entities. Cash payments made in connection with these transactions amounted to approximately $40 million.

       In the third quarter of 1999, we repurchased approximately 800,000 shares of common stock at an average price of $42.13 on the open market and in other transactions. From October 1, 1999 through November 12, 1999, we repurchased an additional approximately 1.0 million shares of common stock at an average price of $44.85 on the open market and in other transactions. This brings the total to
5.4 million shares repurchased under our existing 12 million share repurchase program. The shares are being purchased under this program principally in anticipation of exercises of outstanding employee stock options, and will likely be reissued to employees as options are exercised.

       In August 1999, we announced certain changes in our senior management team. Effective August 2, 1999, Ed Vick was named Chief Creative Officer and Tom Bell was named President and Chief Operating Officer of Young & Rubicam Inc. On January 1, 2000, Mr. Vick will become our Chairman and Mr. Bell will become our Chief Executive Officer, as Peter Georgescu, our current Chairman and Chief Executive Officer, assumes the role of Chairman Emeritus. As Chairman Emeritus, Mr. Georgescu will continue to be active in client work and on other key corporate initiatives.

                                USE OF PROCEEDS

       We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. We expect to receive $19.4 million in cash in connection with the exercise by the H&F investors of options to purchase 2,530,260 shares of common stock.

                     SELECTED CONSOLIDATED FINANCIAL DATA

       The following selected consolidated statement of operations data and consolidated balance sheet data as of and for the years ended December 31, 1994 through 1998 have been derived from Y&R's audited annual consolidated financial statements, including the consolidated balance sheets as of December 31, 1997 and 1998 and the related consolidated statements of operations and of cash flows for the three years ended December 31, 1998 and the notes thereto incorporated by reference in this prospectus.

       Data for the nine months ended September 30, 1999 and 1998 have been derived from Y&R's unaudited interim consolidated financial statements, including the consolidated balance sheet as of September 30, 1999 and the related consolidated statements of operations and of cash flows for the nine months ended September 30, 1999 and 1998 and the notes thereto incorporated by reference in this prospectus.

       The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements incorporated by reference in this prospectus. See "Available Information."

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,
                                          ---------------------------
                                               1999          1998
                                          ------------- -------------
                                                  (UNAUDITED)
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues ................................  $ 1,226,686   $ 1,095,720
Compensation expense, including
 employee benefits ......................      724,491       659,449
General and administrative expenses            359,498       324,783
Other charges(1) ........................           --       234,449
Recapitalization-related charges(1) .....           --            --
                                           -----------   -----------
 Operating expenses .....................    1,083,989     1,218,681
                                           -----------   -----------
Operating profit (loss) .................      142,697      (122,961)
Interest income .........................        8,554         6,129
Interest expense ........................      (17,778)      (19,144)
Other income ............................       70,835         2,200
                                           -----------   -----------
Income (loss) before income taxes .......      204,308      (133,776)
Income tax provision (benefit) ..........       81,723       (22,291)
                                           -----------   -----------
                                               122,585      (111,485)
Equity in net income (loss) of
 unconsolidated companies ...............        3,049         3,194
Minority interest in net (income)
 loss of
 consolidated subsidiaries ..............       (1,406)         (604)
                                           -----------   -----------
Income (loss) before extraordinary
 charge .................................      124,228      (108,595)
Extraordinary charge for early
 retirement of debt (net of tax
 benefit of $2,834) .....................           --        (4,433)
                                           -----------   -----------
Net income (loss) .......................  $   124,228   $  (113,328)
                                           ===========   ===========
EARNINGS (LOSS) PER SHARE(2):
Basic:
 Income (loss) before extraordinary
  charge(2) .............................  $      1.83   $     (1.84)
 Extraordinary charge ...................           --         (0.08)
                                           -----------   -----------
 Net income (loss) ......................  $      1.83   $     (1.92)
                                           ===========   ===========
Diluted:
 Income (loss) before extraordinary
  charge(2) .............................  $      1.50   $     (1.84)
 Extraordinary charge ...................           --         (0.08)
                                           -----------   -----------
 Net income (loss) ......................  $      1.50   $     (1.92)
                                           ===========   ===========
WEIGHTED AVERAGE SHARES OUTSTANDING
 USED TO COMPUTE:
Basic ...................................   67,914,158    58,939,274
Diluted .................................   82,595,373    58,939,274

                                                               YEARS ENDED DECEMBER 31,
                                          -------------------------------------------------------------------
                                               1998          1997          1996          1995         1994
                                          ------------- ------------- ------------- ------------- -----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues ................................  $ 1,522,464   $ 1,382,740   $1,222,139    $1,085,494    $ 959,275
Compensation expense, including
 employee benefits ......................      903,948       836,150      730,261       672,026      594,322
General and administrative expenses            455,578       463,936      391,617       356,523      323,087
Other charges(1) ........................      234,449        11,925       17,166        31,465        4,507
Recapitalization-related charges(1) .....           --            --      315,397            --           --
                                           -----------   -----------   ----------    ----------    ---------
 Operating expenses .....................    1,593,975     1,312,011    1,454,441     1,060,014      921,916
                                           -----------   -----------   ----------    ----------    ---------
Operating profit (loss) .................      (71,511)       70,729     (232,302)       25,480       37,359
Interest income .........................        8,315         8,454       10,269         9,866       12,100
Interest expense ........................      (26,001)      (42,879)     (28,584)      (27,441)     (23,027)
Other income ............................        2,200            --           --            --           --
                                           -----------   -----------   ----------    ----------    ---------
Income (loss) before income taxes .......      (86,997)       36,304     (250,617)        7,905       26,432
Income tax provision (benefit) ..........       (2,644)       58,290      (20,611)        9,130       12,998
                                           -----------   -----------   ----------    ----------    ---------
                                               (84,353)      (21,986)    (230,006)       (1,225)      13,434
Equity in net income (loss) of
 unconsolidated companies ...............        4,707           342       (9,837)        5,197        4,740
Minority interest in net (income)
 loss of
 consolidated subsidiaries ..............       (1,989)       (2,294)       1,532        (3,152)      (2,742)
                                           -----------   -----------   ----------    ----------    ---------
Income (loss) before extraordinary
 charge .................................      (81,635)      (23,938)    (238,311)          820       15,432
Extraordinary charge for early
 retirement of debt (net of tax
 benefit of $2,834) .....................       (4,433)           --           --            --           --
                                           -----------   -----------   ----------    ----------    ---------
Net income (loss) .......................  $   (86,068)  $   (23,938)  $ (238,311)   $      820    $  15,432
                                           ===========   ===========   ==========    ==========    =========
EARNINGS (LOSS) PER SHARE(2):
Basic:
 Income (loss) before extraordinary
  charge(2) .............................  $     (1.34)  $     (0.51)
 Extraordinary charge ...................        (0.08)           --
                                           -----------   -----------
 Net income (loss) ......................  $     (1.42)  $     (0.51)
                                           ===========   ===========
Diluted:
 Income (loss) before extraordinary
  charge(2) .............................  $     (1.34)  $     (0.51)
 Extraordinary charge ...................        (0.08)           --
                                           -----------   -----------
 Net income (loss) ......................  $     (1.42)  $     (0.51)
                                           ===========   ===========
WEIGHTED AVERAGE SHARES OUTSTANDING
 USED TO COMPUTE:
Basic ...................................   60,673,994    46,949,355
Diluted .................................   60,673,994    46,949,355

                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,                          YEARS ENDED DECEMBER 31,
                                       ------------------------- ---------------------------------------------------------------
                                            1999         1998         1998         1997        1996        1995         1994
                                       ------------- ----------- ------------- ----------- ----------- ------------ ------------
                                              (UNAUDITED)
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

OTHER OPERATING DATA:
EBITDA(3) ............................   $ 194,232    $ 154,549   $  223,548    $ 139,375   $ 147,221   $  72,972    $  77,662
Net cash provided by operating
 activities ..........................      70,391       22,073      195,615      224,511     178,064      79,809       43,314
Net cash used in investing activities      211,705       39,260       99,683       67,142      76,094      45,821       49,941
Net cash provided by (used in)
 financing activities ................     112,155      (75,444)    (136,242)     (98,667)    (12,614)    (50,025)     (30,705)
Capital expenditures .................      53,947       34,784       76,378       51,899      51,792      42,096       33,196
International revenues as a % of
 total revenues ......................        45.8%        48.2%        49.1%        52.2%       53.3%       54.7%        53.6%

                                           AS OF SEPTEMBER 30,
                                          ---------------------
                                                   1999
                                          ---------------------
                                               (UNAUDITED)
                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)(4) ............      $ (110,191)
Total assets(5) .........................       2,104,804
Total debt(6) ...........................         344,422
Mandatorily redeemable equity
 securities(7) ..........................              --
Total stockholders' equity (deficit) ....         289,571


                                                                     AS OF DECEMBER 31,
                                          ------------------------------------------------------------------------
                                               1998           1997           1996           1995          1994
                                          -------------- -------------- -------------- ------------- -------------
                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)(4) ............   $ (216,888)    $ (106,169)    $ (196,509)   $    27,827   $    72,651
Total assets(5) .........................    1,635,119      1,537,807      1,598,812      1,226,581     1,118,846
Total debt(6) ...........................       63,925        351,051        267,238        230,831       256,032
Mandatorily redeemable equity
 securities(7) ..........................           --        508,471        363,264             --            --
Total stockholders' equity (deficit) ....      114,969       (661,714)      (480,033)       (55,485)       69,982

----------
(1) For a discussion of other charges and recapitalization-related charges for the years ended December 31, 1998, 1997 and 1996, see notes 4, 6 and 9 to the audited consolidated financial statements incorporated by reference in this prospectus.

(2) At September 30, 1999, Y&R had outstanding options to purchase 28,639,817 shares of common stock with a weighted average exercise price of $12.61 that could potentially dilute basic earnings per share in the future. For a discussion of options outstanding, see note 3 to the unaudited interim consolidated financial statements and note 18 to the audited consolidated financial statements incorporated by reference in this prospectus.

    Earnings per share for 1996 and 1995 cannot be computed because Y&R's capital structure prior to its recapitalization in 1996 consisted of both common shares and limited partnership units in predecessor entities. For a discussion of the recapitalization, see note 6 to the audited consolidated financial statements incorporated by reference in this prospectus.

(3) EBITDA is defined as operating profit (loss) before depreciation and amortization, other non-cash charges and recapitalization-related charges. EBITDA is presented because it is a widely accepted financial indicator and is generally consistent with the definition used for covenant purposes contained in Y&R's credit facilities; however, EBITDA may not be comparable to other registrants' calculation of EBITDA or similarly titled items. You should not consider EBITDA to be an alternative to net income (loss) as a measure of operating results in accordance with generally accepted accounting principles or as an alternative to cash flows as a measure of liquidity. EBITDA for the nine months ended September 30, 1998 and for the 1998 year is before $234,449 of non-cash compensation charges taken at the time of our initial public offering in May 1998. EBITDA for 1997 and 1996 is before $11,925 and $11,096, respectively, of non-cash charges primarily related to impairment write-downs which are included in other charges. For a discussion of other charges and recapitalization-related charges for the years ended December 31, 1998, 1997 and 1996, see notes 4, 6 and 9 to the audited consolidated financial statements incorporated by reference in this prospectus.

(4) Working capital balances are significantly impacted by the seasonal media spending patterns of advertisers, including the timing of payments made to media and other suppliers on behalf of clients as well as the timing of cash collection from clients to fund each expenditure.

(5) Total assets as of September 30, 1999 include net deferred tax assets of $145,926 consisting primarily of federal, state and foreign net operating loss carryforwards.

(6) Total debt includes current and non-current loans and installment notes, which are discussed in notes 14 and 15 to the audited consolidated financial statements incorporated by reference in this prospectus.

(7) From the date of completion of the recapitalization of Y&R in 1996 and through the date of completion of the IPO, all outstanding shares of common stock, exclusive of shares of common stock held in a restricted stock trust under our restricted stock plan, were redeemable, subject to restrictions, at the option of the stockholder. Accordingly, all of these shares of common stock were recorded at their redemption values and classified as mandatorily redeemable equity securities at December 31, 1997 and 1996. For a discussion of the mandatorily redeemable equity securities, see note 17 to the audited consolidated financial statements incorporated by reference in this prospectus.

                             SELLING STOCKHOLDERS

       The following table sets forth the name of each selling stockholder and information regarding the beneficial ownership of the common stock and options to purchase common stock by the selling stockholders as of November 16, 1999, and as adjusted to reflect the sale of shares of common stock in the offering. The information in the table below has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 . Except as described below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

       In connection with the offering, the H&F investors have notified Y&R that they intend to exercise options to purchase 2,530,260 shares of common stock for a total exercise price of $19.4 million and to distribute all of the shares of Y&R common stock owned by them, other than the shares to be sold by them in the offering, to some of their limited partners and to individuals and entities that control the H&F investors.

                                                    BENEFICIAL OWNERSHIP                         BENEFICIAL OWNERSHIP
                                                     PRIOR TO OFFERING                              AFTER OFFERING
                                             ----------------------------------             ------------------------------
                                              SHARES AND                           SHARES    SHARES AND
                                                VESTED       VESTED                BEING       VESTED     VESTED
                                                OPTIONS     OPTIONS    PERCENT    OFFERED     OPTIONS    OPTIONS   PERCENT
                                             ------------ ----------- --------- ----------- ----------- --------- --------
Hellman & Friedman Capital

 Partners III, L.P.(1) .....................  6,157,027    2,311,590      8.6%   4,749,971       --         --       --
H&F Orchard Partners III, L.P.(1) ..........    448,632      168,270        *      370,390       --         --       --
H&F International Partners III, L.P.(1).....    134,561       50,400        *      111,082       --         --       --

----------
 * Less than one percent.

(1) Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. have notified Y&R that they intend to distribute an aggregate of 1,407,056, 78,242 and 23,479 shares of common stock, respectively, to some of their limited partners and to individuals and entities that control the H&F investors. The H&F investors also intend to exercise all options to purchase shares of Y&R common stock held by them on or before the date of the offering.

                                 UNDERWRITING

       Subject to the terms and conditions of an Underwriting Agreement, dated November 17, 1999 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), who are represented by Bear, Stearns & Co. Inc. ("Bear Stearns"), Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Salomon Smith Barney Inc. ("SSB"), Banc of America Securities LLC, Goldman, Sachs & Co., ING Barings LLC, Merrill Lynch & Co., Morgan Stanley & Co. Incorporated and Thomas Weisel Partners LLC (the "Representatives"), have severally agreed to purchase from the selling stockholders the respective number of shares of common stock set forth opposite their names below.

UNDERWRITERS                                                          NUMBER OF SHARES
------------------------------------------------------------------   -----------------
    Bear, Stearns & Co. Inc. .....................................   1,046,987
    Donaldson, Lufkin & Jenrette Securities Corporation ..........   1,046,986
    Salomon Smith Barney Inc. ....................................   1,046,986
    Banc of America Securities LLC ...............................     348,414
    Goldman, Sachs & Co. .........................................     348,414
    ING Barings LLC ..............................................     348,414
    Merrill Lynch, Pierce, Fenner & Smith Incorporated. ..........     348,414
    Morgan Stanley & Co. Incorporated ............................     348,414
    Thomas Weisel Partners LLC. ..................................     348,414
                                                                     ---------
      Total ......................................................   5,231,443
                                                                     =========

       The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The Underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

       The Underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers including the Underwriters, at that price less a concession not in excess of $0.94 per share. The Underwriters may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of $0.10 per share. After the initial offering of the common stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

       Each of Matthew R. Barger, John M. Pasquesi, Brian M. Powers, Thomas F. Steyer, Marco W. Hellman, Mitchell R. Cohen, Joseph M. Niehaus, The Tully M. Friedman 1997 Charitable Lead Annuity Trust, The Jackson Street Trust and The Tully M. Friedman Revocable Trust is an affiliate of the H&F investors, to whom the H&F investors will distribute shares of Y&R common stock in connection with the offering. These individuals and entities will grant to the Underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time, in whole or in part, up to an aggregate of 284,000 shares of common stock (consisting of 30,000, 50,000, 11,000, 64,000, 42,000,
15,000, 15,000, 12,000, 20,000 and 25,000 shares,  respectively),  at the public offering price less underwriting discounts and commissions. The Underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the Underwriters exercise this option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the Underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

       The following table shows the per share and total underwriting discounts to be paid to the Underwriters by the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the Underwriters' over-allotment option.

                        NO EXERCISE     FULL EXERCISE
                       -------------   --------------
Per share ..........   $     1.56      $     1.56
Total ..............    8,181,977       8,626,153

       Y&R  and  the  selling   stockholders   have  agreed  to  indemnify   the
Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

       Y&R has agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discount. Y&R estimates that the expenses that it will bear in connection with the offering will total approximately $550,000.

       Certain affiliates of the H&F investors, who upon completion of the offering collectively will hold an aggregate of 1,313,484 shares, have agreed not to:

       o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

       o enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this prospectus without the prior written consent of Bear Stearns, DLJ and SSB.

       In addition, during this period, certain affiliates of the H&F Investors have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Bear Stearns, DLJ and SSB.

       Other than in the United States, no action has been taken by Y&R, the selling stockholders or the Underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.
Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

       In order to facilitate the offering, the Underwriters participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by the selling stockholders. The Underwriters may elect to cover this short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. No representation is made as to the magnitude or effect of any stabilization or other transactions. These transactions, if commenced, may be discontinued at any time.

       Thomas Weisel Partners LLC, one of the Representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 79 filed public offerings of equity securities, of which 58 have been completed, and has acted as a syndicate member in an additional 41 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

       Bear Stearns, DLJ and other Representatives from time to time perform investment banking and other financial services for Y&R and its affiliates for which they have received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. Alan D. Schwartz, an Executive Vice President and Head of the Investment Banking Department of Bear Stearns, is a member of Y&R's board of directors.

                                 LEGAL MATTERS

       The validity of the shares of common stock offered by this prospectus will be passed upon for Y&R by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

       The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Young & Rubicam Inc. for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

       We have filed with the Securities and Exchange Commission a registration statement on Form S-3. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information with respect to Y&R and the common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, each of those statements is qualified in all respects by the provisions of the exhibit, to which reference is hereby made.

       We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may review the registration statement, as well as reports and other information we have filed, without charge at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or at the Commission's web site at http://www.sec.gov. These materials may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on the operation of the public reference rooms, please call 1-800-SEC-0330. You may also review these statements at the regional offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511.

       The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below.

       o    Y&R's  Annual  Report on Form 10-K for the year ended  December  31,
            1998;

       o Y&R's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

       o The description of our common stock contained in Y&R's registration statement (Registration No. 001-14093) on Form 8-A, and any amendment or report filed for the purpose of updating that description; and

       o The description of our preferred share purchase rights contained in Y&R's registration statement (Registration No. 001-14093) on Form 8-A, and any amendment or report filed for the purpose of updating that description.

       We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering of common stock offered hereby.

       We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits to those documents are specifically incorporated by reference into those documents. Requests for copies should be directed to Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017, Attention: Investor Relations, telephone (212) 210-3000.

================================================================================
      NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ONLY THE SHARES OFFERED BY THIS PROSPECTUS, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

               ------------------------------------------------
                               TABLE OF CONTENTS
               ------------------------------------------------

                                             PAGE
                                            -----
Prospectus Summary ......................    1
Risk Factors ............................    7
Young & Rubicam Inc. ....................   14
Recent Developments .....................   17
Use of Proceeds .........................   17
Selected Consolidated Financial Data.....   18
Selling Stockholders ....................   20
Underwriting ............................   21
Legal Matters ...........................   23
Experts .................................   23
Available Information ...................   24

================================================================================


================================================================================


                              YOUNG & RUBICAM INC.


                               5,231,443 SHARES
                                 COMMON STOCK


                       --------------------------------
                                  PROSPECTUS
                       --------------------------------

                           BEAR, STEARNS & CO. INC.

                         DONALDSON, LUFKIN & JENRETTE

                             SALOMON SMITH BARNEY

                       --------------------------------


                         BANC OF AMERICA SECURITIES LLC

                             GOLDMAN, SACHS & CO.

                                  ING BARINGS

                              MERRILL LYNCH & CO.

                          MORGAN STANLEY DEAN WITTER

                          THOMAS WEISEL PARTNERS LLC


                               NOVEMBER 17, 1999
================================================================================